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                           February 23, 2023

       Channing Au
       Chief Financial Officer
       Value Exchange International, Inc.
       Unit 602, Block B, 6 Floor, Shatin Industrial Centre
       5-7 Yuen Shun Circuit
       Shatin, N.T., Hong Kong SAR

                                                        Re: Value Exchange
International, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Correspondence
Filed December 30, 2022
                                                            File No. 000-53537

       Dear Channing Au:

              We have reviewed your December 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 17, 2022 letter.

       Correspondence Filed December 30, 2022

       Appendix 1/2/3
       Dividends and Other Distributions, page 5

   1. We note your revised disclosure in response to comment 1 that the Company declared and paid a one-time cash
dividend of $0.005 per share of Common Stock in 2021. Please further revise to
quantify the aggregate amount of the dividend declared in 2021.
   2.                                                   We note your proposed
disclosure in response to comment 2 and reissue our
                                                        comment. Please amend
your disclosure here to state that, to the extent cash in the business is in the
PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund
operations or for other use outside of the PRC/Hong Kong due to
 Channing Au
Value Exchange International, Inc.
February 23, 2023
Page 2
      interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. The disclosure should state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash. Include comparable disclosure in the summary risk factors and risk factors sections and provide cross-references to these other discussions in this section.
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                           Sincerely,
FirstName LastNameChanning Au
                                                           Division of
Corporation Finance
Comapany NameValue Exchange International, Inc.
                                                           Office of Trade &
Services
February 23, 2023 Page 2
cc:       Paul Richter
FirstName LastName